Mail Stop 4561

April 27, 2007

By U.S. Mail and facsimile to (765) 751-1897.

Mark K. Hardwick
Chief Financial Officer
First Merchants Corporation
200 East Jackson Street
Muncie, IN 47305

>   **Re: First Merchants Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 16, 2007**
>   **File No. 000-17071**

Dear Mr. Hardwick:

       We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to this comment in
future filings. If you disagree, we will consider your explanation as to why our comment
is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation and provide us with drafts of your proposed revisions. In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may or may not
raise additional comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements

Note 1 Nature of Operations and Summary of Significant Accounting Policies, page 25

1.   We note your disclosures on page 4 and here in Note 1 regarding First Merchants
       Reinsurance Company, your wholly-owned subsidiary incorporated in the country

of Turks and Caicos Islands, as well as your other various insurance-related subsidiaries. For purposes of greater transparency for the reader, please address the following regarding your insurance activities in your future filings:

- Revise your future filings to clearly describe the nature and extent of business transacted by First Merchants Reinsurance Company, as well as your other insurance-related subsidiaries. Specifically clarify the extent to which your subsidiaries activities are limited to agency and broker activities or if you engage in writing, ceding, or assuming insurance paper.

- You state on page 4 that through various nonbank subsidiaries you "offer personal and commercial lines of insurance and engages in the title agency business and the reinsurance of credit life, accident, and health insurance." This seems to conflict with your disclosures in the third paragraph on page 4 where you characterize First Merchants Reinsurance Co. Ltd. as a "reinsurance agency".   Please revise to more clearly discuss the extent of your activities and clearly define for the reader the nature of activities of a reinsurance agency entity.

- Tell us and briefly disclose the business purpose for domiciling First Merchants Reinsurance Company in the country of Turks and Caicos Islands.

- Please revise your future filings to clearly identify the type of insurance products and contracts written by First Merchants Reinsurance Company, and quantify the amount such business transacted during the periods presented. Specify whether the entity enters into short-duration or long-duration contracts.

- Please revise your future filings to provide the disclosures required by SFAS 60 and SFAS 113, or tell us specifically why you believe this guidance is not applicable to your situation. Refer to paragraph 27 of SFAS 113 which requires quantification of insurance assumed and ceded. To the extent certain of your insurance subsidiaries do not absorb insurance risk or write insurance paper, clearly disclose that fact.

- Revise your future filings to clearly identify any related party nature to the transactions entered into by your insurance subsidiaries. Discuss the extent to which insurance risk you assume is related to loans you have originated.

- To the extent that First Merchants Reinsurance Company is providing "self-insurance" to its parent or other related entities, clearly disclose that fact in future filings and quantify the extent of such activities. Clearly disclose how you accounted for such intercompany transactions in your consolidated financial statements.

- Please provide us with a copy of your proposed disclosures.

Note 4 Investment Securities, page 30

2. In future filings, for securities that are underwater as of the balance sheet date, please revise to clearly assert whether you have both the intent and ability to hold them to the earlier of recovery or maturity. Tell us whether you were able to make this assertion as of the balance sheet dates presented in your Form 10-K for the investment securities that were underwater at those dates. Refer to the guidance of Staff Accounting Bulletin No. 59.

Note 22 Derivative Instruments and Hedging Activities, page 52

3. In future filings, please revise to disclose the following related to your interest rate floor agreements:

- Include a more comprehensive disclosure of the hedged item and the hedging strategy. For example, we noted in your Form 10-Q for the period ended September 30, 2006 that the interest rate floors were used to hedge prime based variable rate loans but could not locate similar disclosure in your annual financial statements;

- Disclose the methods and assumptions used to estimate fair value;

- Disclose the methods used to assess hedge effectiveness, both at inception and on an ongoing basis;

- Disclose the amounts of the hedged item(s);

- Disclose whether you are hedging individual loans, or if you are hedging a pool of loans;

- If you are hedging each loan individually, please disclose how you considered paragraph 29(h) of SFAS 133, which specifically disallows use of a prime rate as a benchmark interest rate;

- If you are hedging a pool of loans, disclose what the actual hedged item is for the pool of loans, i.e. the first interest payments within a given period, or the overall changes in cash flows and disclose how each loan met the requirements of paragraphs 28 and 29 of SFAS 133 to receive hedge accounting; and,

- Disclose how you account for your hedging relationships upon prepayment of the loans, if allowed.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us drafts of your proposed revisions and file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief